FutureWorld Corp (FWDG) Announces Dividend to Shareholders from Spin-Off of URVape, Inc. as a Public Company

URVape.com to become a Market Leader in Medical Cannabis Ecig & Vape Industry

St. Petersburg, FL, July 23, 2014 – FutureWorld Corp. (OTCQB: FWDG), the leading provider of advanced solutions to the Cannabis industry globally, announces today that its Board of Directors has approved a dividend consisting of 54% of its holdings of the common stock of URVape, Inc. to its shareholders. The record date for determining the holders of FutureWorld’s common stock who will receive the dividend will be determined in short order. FutureWorld plans to file a Registration Statement on a Form S1 with the SEC within a few weeks. This registration will outline the anticipated spin-off and distribution to FutureWorld’s stockholders. We expect URVape, Inc.to trade under its own symbol on NASDAQ, OTCBB or OTCQB upon effectiveness of the registration statement filed with the Security and Exchange Commission (SEC). After approval, the Company will then establish the recording date for determining who the record holders of Company common stock will be for the purposes of receiving the pro rata “spin-off” distribution (the “Spin-Off”) of the Company’s interest in URVape.

Upon the completion of the transaction, FutureWorld Corp will maintain a 46% ownership position in URVape, further enhancing its asset base and increasing the value of FutureWorld to the shareholder. This will be our first spinoff, per our business model, as a holding company.

The reason for the Spin-Off

1-	To maintain FutureWorld’s focus as a pure play services and technology company for the Cannabis industry by spinning-off non-core related assets like URVape;
2-	Increase shareholder value by spinning-off a valuable non-core asset, URVape, as a separate public company through the issuance of a dividend;
3-	Extract value for the current shareholders of FutureWorld since we believe FWDG, considering its array of products and services, is greatly undervalued compared to its peers;
4-	To take advantage of the growing market in the ecig industry, which could easily become as large as the current tobacco market ($200b a year) in few years? Ecig market to replace the tobacco market-- hence offering extensive and exponential revenue potential;
5-	Raise funds for the future growth of URVape;
6-	Attract and maintain a world class management team and employees:
7-	Further explore the Ecig and Vape market as a pure play;
8-	Current Market valuation of Ecig and Vape public companies fall between $30M to $150M, even with limited revenues. We believe the market sees immense value going forward in this fast paced industry and is willing to lend greater market value consideration than in other mature industries.

The electronic-cigarette market has grown from virtually nothing to $1.7 billion in annual sales in a little over five years; one sign of the industry's maturation is the segmentation and innovation that's occurring absent government regulation. Having moved beyond simple nicotine replacement therapy, the industry now also encompasses "vaping" and "tanks," where users take pride in decking out their "mods" with bling as they enjoy flavored juices that they drip on coils. According to Wells Fargo, which assiduously tracks the e-cig market, sales are expected to hit $10 billion by 2017. That's still just a relatively small percentage of the overall $100 billion tobacco industry, but with triple-digit growth rates still in its future, e-cigs have the potential to eventually surpass tobacco sales. A similar trend is developing within the ecig industry following the first acquisition of an electronic cigarette brand (Blucigs) by a traditional tobacco company Lorillard Inc. for $135 million followed by another acquisition in February 2014 by Altria Group Inc. of Green Smoke for $150 million.

E-cigarettes are battery-powered products that simulate tobacco smoking through inhalation of nicotine vapor without the fire, flame, tobacco, tar, carbon monoxide, ash, stub, smell and other chemicals found in traditional combustible cigarettes. According to Euromonitor, the global tobacco industry represents a $756 billion market worldwide with an estimated 1.3 billion smokers globally according to The American Cancer Society, and these existing smokers are our target demographic and represent our primary source of revenue growth.

Two long-term trends sweeping the globe: (1) The decriminalization and legalization of marijuana for medicinal or recreational purposes in the States (2) The adoption of electronic vaporizing cigarettes by the world's 1.2 Billion smokers. It is these potential trends that offer URVape substantial growth and a leadership position in the coming years.

What you should expect on the Spin-Off

1- All FutureWorld shareholders of record, as of the record date, will be eligible to receive one share of URVape common stock for every Forty one (41) shares of FutureWorld common stock owned as of the "record date" on the "distribution date." All FutureWorld shareholders will maintain their current share positions in FutureWorld after the spin-off. URVape has an issued and outstanding 20,000,000 shares of common stock in which 10,800,000 (54%) will be spun off as dividends to FutureWorld shareholders.

2- The "record date" will be announced shortly and the "distribution date" of the spin-off dividend or shares of URVape will be announced if and when the registration statement with the SEC is declared effective and upon the NASD providing the trading authorization and a trading symbol.

3- All FutureWorld shareholders holding free tradable shares (purchased in the open market) will receive free tradable shares of URVape as a dividend, once and if the registration for URVape becomes effective. All FutureWorld shareholders holding restricted 144 shares will receive restricted 144 non-tradable shares of URVape as dividend.

4- If UR FutureWorld shares reside at your brokerage firm, UR dividend shares of URVape will be automatically deposited into your brokerage account upon the registration. If you have UR FutureWorld shares in certificate format or otherwise restricted, the dividend shares of URVape will be sent to the address of record with the transfer agent or held at the transfer agent for your instruction.

5- Investors who would like to participate in the URVape spin-off must purchase FutureWorld (FWDG) stock in the open market no later than x-date (to be announced later).

6- Based on the current market cap and share price of URVape’s competitors, we will estimate the initial IPO price to be $1 to $7 per share. Please be aware that this is merely a speculation and the actual price will be determined by the market.

Sam Talari, CEO of FutureWorld, said, "We are pleased to announce the spin-off, pro rata to all of our shareholders, of URVape, Inc. The Board of Directors believes that the spin-off of URVape will allow us to extract value for our shareholders and maintain our focus on providing advanced solutions to the

Cannabis industry. This action is a further indication of our commitment to both our core vision and our shareholders. Enabling URVape to expand their core business, and recruit an outstanding management team, will provide for greater liquidity, future acquisitions, and greater access to public and private capital.”

A Note on the SEC Registration

While FutureWorld intends to file such registration statement with the SEC, there is no assurance that such statement will be declared effective for the class of stock being registered of URVape. While FutureWorld will make best efforts toward the effective registration of such a class of stock, there can and will be no guarantee of the effectiveness of such registration for purposes of this dividend.

About FutureWorld Corp

FutureWorld (Other OTCQB: FWDG), a Delaware corporation, is a U.S. Diversified Holding Company, listed on the Over the Counter exchange, which was formed to capitalize on the burgeoning Cannabis markets globally. FutureWorld, together with its subsidiaries, focuses on the identification, acquisition, development, and commercialization of cannabis related products, such as industrial Hemp. HempTech, a subsidiary of FutureWorld, is a technology division catered to the cannabis and the industrial Hemp market. HempTech provides smart sensor technology, communication network, surveillance security, data analysis for smart cultivation and consultation for the industrial hemp and legal medicinal marijuana. Our wireless agricultural smart sensor networks offer precision to the agriculture, irrigation systems, and greenhouses for the global Hemp industry. FutureWorld and its subsidiaries do not grow, distribute or sell marijuana.

To request further information about FutureWorld, please email us at investors@futureworldcorp.com, log onto our website at http://www.futureworldcorp.com or visit us at our Facebook page https://www.facebook.com/futureworldenergy.

Forward-Looking Statements

This press release may contain forward-looking statements covered within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact and involve risks and uncertainties. Our expectations regarding future revenues depend upon our ability to develop and supply products and services that we may not produce today and that meet defined specifications. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in pervasive markets. This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 27E of the Securities Act of 1934. Statements contained in this release that are not historical facts may be deemed to be forward-looking statements. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from that projected or suggested herein due to certain risks and uncertainties including, without limitation, ability to obtain financing and regulatory and shareholder approval for anticipated actions.

Contact:

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FutureWorld Corp.

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